NOBLE QUESTS INC.

3945 Wasatch Boulevard, Suite 282

Salt Lake City UT 84124

May 30, 2007

Attn: Michele M. Anderson

Legal Branch Chief

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

Mail Stop 3720

100 F Street N.E.

Washington DC, 20549

Re:

Noble Quests Inc.

Amendment No 2 to Registration Statement on Form SB-2 filed on March 9, 2007

File No. 333-138479

Response to your comments dated March 23, 2007

Response to your comments dated March 26, 2007

Filed via EDGAR

Thank you for your timely review of our amended registration statement.  We have the following responses to your comments which are responsive to comments received from your office on March 23, 2006, as well as comments forwarded by your office from the Division of Investment Management on March 26, 2007.

Your office commented on March 23, 2007:

General

1.

The staff of the Division of Investment Management is reviewing your response to comment one regarding whether you are an investment company within the Investment Company Act of 1940. Upon completion of their review, we may have additional comments that will be provided in a separate letter.

In addition your office commented on March 26, 2007:

“The Division of Investment Management asked us to inform you that, on the basis of the information in your second amendment to Form SB-2 and your accompanying response to the staff dated March 9, 2007, it appears that Nobles Quests may be an investment company as defined under the Investment Company Act of 1940. Section 3(a)(1) of the 1940 Act, in relevant part defines “investment company” as any issuer that:

(C) is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having  a value  exceeding 40 per centum of the value of the value of such issuer’s total assets (exclusive of Government Securities and cash items) on an unconsolidated basis [emphasis added].

“We note that, as of December 31, 2006, the company had “available for sale” securities equal to an amount greater that 57% of its total assets.  We also note your response that the company is not, however, engaged in the business of investing, reinvestment, owning, holding, or trading securities.

“The Commission, however, has held that “section [3(a)(1)(C)] specifically contemplates the mere owning and holding of securities as a business in itself.

“Accordingly, please provide a written, legal explanation as to why Noble Quests should not be considered an investment company subject to registration and regulation under the 1940 Act. If, for example, Noble Quests intends to rely on Section 3(b)(1) of the 1940 Act, please provide your legal analysis as to how the factors cited in Tonopah Mining Company of Nevada apply to the company.  In doing so, please also provide to us a list of the “available for sale” securities currently held by the company, including the amounts of each security held.

Response:  As stated in our prior correspondence, we have no intention or investing in or purchasing any other securities; we owned these before commencing substantive operations and intended to dispose of the securities when practicable.   However, to simplify matters, thus making any question as to whether or not we are an investment company moot, we have disposed of the securities, which consisted of 93,333 shares of Brendan Technologies, Inc. and no longer book them as an asset. We have no intention of purchasing, owning or holding any other securities now or in the future.   Please note the updated financials included in our SB-2 Amendment 3 still show the securities as an asset as we did sell them until April 16, 2007.

Notes to Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Note 1(g) Property,  page F-ll

2.

Please refer to the response to prior comment 5. We believe that the information that you have provided does not meet the definition of "verifiable evidence" demonstrating that each of the works of art has cultural, esthetic or historical value that is worth preserving, and you have not fully addressed the other criteria in paragraph 6 of SFAS 93. Please revise your financial statements to depreciate the motivational art over a period that represents its estimated useful life. Also describe for us how you determined the appropriate useful life.

Response:  We have revised our financial statements to depreciate the motivational artwork over a period that represents its useful life.  We have determined the useful life of the motivation artwork to be 10 years because it is original one-of-a-kind oil paintings and the useful life to us will be the time we believe that we can utilize the art work effectively at either trade shows or office décor.  Since artwork has personal and aesthetic value that is hard to determine we believe that the style and decorative usefulness to our business of these original pieces will not be “dated” for ten years.

We have amended our registration statement in response to these comments and have provided you with two marked copies to expedite your review.   This response letter has been filed via EDGAR and provides supplemental information and is keyed to your comments.   Please contact our attorney, Cletha Walstrand, with any further comments or questions.  Her facsimile number is (434) 688-7318.

Sincerely,

/s/ Shannon McCallum-Law

Shannon McCallum-Law

President